EX-99.g.1.v

AMENDMENT NO. 5 TO MUTUAL FUND CUSTODY AND SERVICES AGREEMENT

This Amendment (“Amendment”) is made as of December 31, 2021 (“Effective Date”), by and between Optimum Fund Trust (referred to herein as the “Fund”) and The Bank of New York Mellon (referred to herein as the “Custodian”).

BACKGROUND:

A.	The Fund and the Custodian are parties to a Mutual Fund Custody and Services Agreement dated as of July 20, 2007 (the “Agreement”), relating to the Custodian’s provision of custody services described in the Agreement to the Fund. This Amendment is an amendment to the Agreement.
B.	The parties desire to amend the Agreement as set forth herein.

TERMS:

The parties hereby agree that:

1.	A new Article I Section 6.h of the Agreement is hereby added as follows:
h. Third Party Data. In performing its services under this Agreement, the Custodian is entitled to rely without inquiry on (1) data provided by the Fund, (2) data provided by market utilities and (3) data provided by other providers of data where such data is required by the Custodian in order for the Custodian to perform its services under this Agreement. The Custodian is not responsible for losses incurred by the Fund in relation to any such data being inaccurate or incomplete. For clarity, if data is provided to the Custodian by an affiliate of the Custodian pursuant to an agreement relating to the Fund to which such affiliate is a party, the foregoing sentence is not intended to affect any liability such affiliate may have pursuant to such agreement.
2.	Article IV Section 5.b of the Agreement is hereby deleted in its entirety and replaced with the following:
b. The Custodian shall indemnify and hold the Fund harmless from all liabilities and costs and expenses, including reasonable counsel fees and expenses, resulting from the negligence or willful misconduct of the Custodian, any agent or subcustodian appointed by the Custodian or any of its or their directors, officers, agents, nominees or employees, in the performance of any functions hereunder, or any other failure to comply with the standard of care required by this Agreement. This provision shall survive the termination of this Agreement.

3.	The first sentence of Article IV Section 7.a of the Agreement is hereby deleted in its entirety and replaced with the following: The term of this Agreement shall continue until December 31, 2025 (the “Initial Term”).

4.	The following is added to Article IV Section 7.h of the Agreement: For the avoidance of doubt, the Custodian shall be permitted to retain all or any portion of the records and data and retain any digital backup copies created through automated system processes, in accordance with the confidentiality obligations specified in this Agreement for as long as the information is retained, to the extent required by any applicable law, regulation, supervisory or regulatory body or the Custodian’s internal compliance requirements.

5.	Article IV Section 9.e of the Agreement is hereby deleted in its entirety and replaced with the following:
e. This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Fund without the written consent of the Custodian, or by the Custodian without the written consent of the Fund, authorized or approved by a vote of the Board, provided, however, that a Fund merger or reorganization where the fund surviving from such merger or reorganization assumes the duties and obligations of such Fund under this Agreement shall not require the Custodian’s consent; provided further, however, that the Custodian may not assign or subcontract the rights or delegate the duties or outsource or offshore any services pursuant to this Agreement (“Services”), without the written consent of the Fund, and any other attempted assignment without written consent shall be null and void. Notwithstanding the foregoing, (1) no consent shall be required for the Custodian to assign this Agreement or to assign or subcontract the rights or delegate the duties or outsource or offshore the Services contemplated hereunder to an affiliate of the Custodian, provided the Custodian provides thirty (30) days advance written notice to the other parties hereto, (2) no consent shall be required for the Custodian to assign this Agreement to any successor to the business of the Custodian to which this Agreement relates, provided the Custodian provides thirty (30) days advance written notice (or such shorter notice reasonably necessitated by the circumstances) to the other parties hereto and provided further that such assignee satisfies the requirements for serving as a custodian for an investment company registered under the Investment Company Act of 1940, as amended, and (3) no consent shall be required for the Custodian to utilize a subcustodian in connection with the provision of the Services.

6.	A new final sentence of Article IV Section 9.i of the Agreement is hereby added as follows: Each of the parties to this Agreement expressly and irrevocably waives, to the fullest extent permitted by applicable law, any right to a jury trial with respect to all suits and proceedings arising out of or relating to this Agreement.

7.	A new Article IV Section 9.m of the Agreement is hereby added as follows:
m. In connection with this Agreement, the Fund may enter into foreign exchange transactions (including foreign exchange hedging transactions) with the Custodian or an affiliate of the Custodian acting as a principal or otherwise through customary channels. With respect to such foreign exchange transactions, the Custodian or such affiliate of the Custodian is acting as a principal counterparty on its own behalf and is not acting as a fiduciary or agent for, or on behalf of, the Fund, a Series, any investment manager or any account.

8.	A new Article IV Section 9.n of the Agreement is hereby added as follows:
n. For clarity, the Custodian may (1) use information regarding the Fund in connection with certain functions performed on a centralized basis by the Custodian, its affiliates and joint ventures and their service providers (including audit, accounting, risk, legal, compliance, sales, administration, product communication, relationship management, compilation and analysis of customer-related data and storage); (2) disclose such information to its affiliates and joint ventures and to its and their service providers who are subject to reasonable confidentiality obligations in accordance with applicable laws and regulations; (3) securely store in a manner consistent with applicable laws and regulations the names and business contact information of the Fund’s employees and representatives relating to this Agreement on the systems or in the records of the Custodian’s affiliates and joint ventures and its and their service providers; and (4) aggregate information regarding the Fund on an anonymized basis with other similar client data for the Custodian’s and its affiliates’ reporting, research, product development and distribution, and marketing purposes (for clarity, the Fund will not be charged by the Custodian for such aggregation or use by the Custodian or the Custodian’s affiliates, unless agreed to in writing by the Fund). For clarity, the foregoing provisions of this Section 9(n) do not relate to nonpublic personal information or authorize the Custodian to utilize nonpublic personal information in a way that would violate any applicable federal and state privacy laws and regulations.

9.	A new Article IV Section 9.o of the Agreement is hereby added as follows:
o. At the Fund’s request and subject to the Custodian’s approval, as an accommodation to the Fund, the Custodian will provide consolidated recordkeeping services reflecting on statements provided to the Fund assets not held by the Custodian (“Non-Custody Assets”). Non-Custody Assets will be designated on the Custodian’s books as “assets not held in custody” or by other similar designation and are not considered assets maintained by the Custodian under this Agreement. The Fund acknowledges and agrees that, notwithstanding anything contained elsewhere in this Agreement, (1) the Fund will have no security entitlement against the Custodian with respect to Non-Custody Assets; (2) the Custodian will rely without inquiry on information provided by the Fund or its designee regarding Non-Custody Assets (including positions) and (3) the Custodian will have no responsibility with respect to Non-Custody Assets or the accuracy of any information maintained on the Custodian’s books or set forth on account statements concerning Non-Custody Assets.
10.	Section 4 of Amendment No. 2 to the Agreement (dated July 1, 2017) is hereby deleted in its entirety and replaced with the following: BNYM shall perform penetration testing activities on its systems related to the Services provided hereunder, at least annually, as part of its information security policies and procedures. The Fund agrees and understands that BNYM does not guarantee that the penetration testing activities will detect all security weaknesses, potential security problems or potential breaches. BNYM will provide the Fund with a certification confirming the completion of the testing promptly after it is complete. The Custodian will at its own cost remediate identified security vulnerabilities in accordance with its information security program.

11.	Section 7 of Amendment No. 2 to the Agreement (dated July 1, 2017) is hereby deleted in its entirety and replaced with the following: Annually, upon the Fund’s request, BNYM will confirm in writing completion of its ISO 27001 certification, and will provide a SOC 1 Type II Report covering BNYM’s internal control over financial reporting applicable to the processing of Fund information.

12.	Section 9 of Amendment No. 2 to the Agreement (dated July 1, 2017) is hereby deleted in its entirety and replaced with the following: In performing the Services, BNYM shall comply with all laws, rules and regulations in connection with this Agreement to which BNYM is subject and with such standards as may be imposed on BNYM by law and by the requirements of all regulatory authorities.

13.	For clarity, as of the Effective Date of this Amendment the Agreement shall be deemed to be in its “Initial Term” (as defined in Section 3 above).

14.	Appendix E of the Agreement is hereby deleted in its entirety. The first sentence of Article IV Section 1.a of the Agreement is hereby deleted in its entirety and replaced with the following: The Fund will compensate the Custodian for its services rendered under this Agreement in accordance with the fees set forth in a fee schedule agreed in writing between the Fund and the Custodian (the “Fees”).

15.	Miscellaneous.

(a)	As hereby amended and supplemented, the Agreement, as well as capitalized terms not defined in this Amendment, shall remain in full force and effect. In the event of a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.

(b)	The Agreement, as amended hereby, constitutes the complete understanding and agreement of the parties with respect to the subject matter thereof and supersedes all prior communications with respect thereto.

(c)	To the extent required by applicable law, the terms of this Amendment and the fees and expenses associated with this Amendment have been disclosed to and approved by the governing body of the Fund.

(d)	This Amendment shall be governed by the laws of the Commonwealth of Pennsylvania, without regard to its principles of conflicts of laws.

(e)	The parties expressly agree that this Amendment may be executed in one or more counterparts and expressly agree that such execution may occur by manual signature on a physically delivered copy of this Amendment, by a manual signature on a copy of this Amendment transmitted by facsimile transmission, by a manual signature on a copy of this Amendment transmitted as an imaged document attached to an email, or by "Electronic Signature", which is hereby defined to mean inserting an image, representation or symbol of a signature into an electronic copy of this Amendment by electronic, digital or other technological methods. Each counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument. The exchange of executed counterparts of this Amendment or of executed signature pages to counterparts of this Amendment, in either case by facsimile transmission or as an imaged document attached to an email transmission, shall constitute effective execution and delivery of this Amendment and may be used for all purposes in lieu of a manually executed and physically delivered copy of this Amendment.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the Effective Date by its duly authorized representative indicated below. An authorized representative, if executing this Amendment by Electronic Signature, affirms authorization to execute this Amendment by Electronic Signature and that the Electronic Signature represents an intent to enter into this Amendment and an agreement with its terms.

The Bank of New York Mellon

By:	/s/ Chris Healy
Name:	Christopher Healy
Title:	Managing Director

Optimum Fund Trust,

On behalf of the following Series

Optimum Fixed Income Fund

Optimum International Fund

Optimum Large Cap Growth Fund

Optimum Large Cap Value Fund

Optimum Small-Mid Cap Growth Fund

Optimum Small-Mid Cap Value Fund

By:	/s/ Daniel V. Geatens
Name:	Daniel V Geatens
Title:	Senior Vice President